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                                   Investor Contacts:   Mark Kennedy/Tony Ishaug
                                                       Telephone: (612) 944-5600


                DEPARTMENT 56 ANNOUNCES QUARTERLY RESULTS


July 27, 1999 - Eden Prairie, MN - Department 56 (NYSE: DFS) today reported increased orders and strong sales and earnings for the second quarter ended July 3, 1999.

Through the second quarter of 1999, customer orders increased three percent to $230 million compared to $224 million for the same period of 1998. Customer orders for Village Series products increased six percent through the second quarter of 1999 while customer orders entered for General Giftware products decreased four percent.

Earnings for the quarter reached a record level $18.7 million, or $1.04 per share assuming dilution, compared to $15.4 million or $0.80 in the prior year's second quarter. Revenues for the quarter were $82.7 million or 18% higher than the $69.9 million reported in the comparable quarter of 1998. The strength of the quarterly results was due in part to shipments originally scheduled for the first quarter not being shipped until the second quarter because of earlier difficulties faced in the implementation of the company's new enterprise-wide computer systems.

Earnings for the first half of the year were $22.1 million or $1.22 per share assuming dilution, compared to $24.6 million or $1.26 per share in the prior year. Revenues for the year's first half were $116.4 million compared to $118.9 million in the first half of 1998.

Sales for the year-to-date period ended July 27, 1999 were three percent higher than sales through the comparable period ended July 27, 1998.

In making the announcement, Susan Engel, Chairwoman and Chief Executive Officer, said "We are encouraged by the strong demand for our core Village product including our new Seasons Bay and Monopoly lines, the company's first new continuity gift lines in five years. Looking to the balance of the year, we expect full year 1999 sales and earnings per share to be higher than a year ago."

Ms. Engel also noted that as part of the company's share repurchase program, during the quarter, Department 56 purchased 617,000 shares of stock in the open market at an average price of $29 per share. Since the end of the quarter through July 27, the Company purchased an additional 301,000 shares of stock at an average price of $27 per share, bringing the total number of shares repurchased year-to-date to 1.0 million shares. The Company

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has remaining authorization from the Board of Directors to repurchase 2.6 million additional shares. As of July 3, 1999, the Company had 17.4 million shares outstanding.

Mark Kennedy, the company's Chief Financial Officer since April 1995, has recently formed a committee to run for the U.S. House of Representatives in Minnesota's 2nd Congressional District. He will continue to work for the company through the end of the year and will be available as a consultant next year. A search for a Chief Financial Officer is now underway to allow for a smooth transition.

Department 56, Inc. is a leading collectibles and giftware company known for its lighted Villages, Snowbabies-TM- figurines and extensive lines of holiday and home decorative products. Its products are sold primarily through gift, specialty and department store retailers in the United States, Canada and Europe. Department 56 seeks to expand its market presence through creative product development and marketing, as well as through acquisitions.

NOTES CONCERNING FORWARD LOOKING STATEMENTS:

ANY CONCLUSIONS OR EXPECTATIONS EXPRESSED IN, OR DRAWN FROM, THE STATEMENTS IN THIS PRESS RELEASE CONCERNING MATTERS THAT ARE NOT HISTORICAL CORPORATE FINANCIAL RESULTS ARE "FORWARD-LOOKING STATEMENTS" THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S SALES EXPECTATIONS FOR 1999 ARE BASED ON THE COMPANY'S CURRENT FORECAST OF DEALER ORDERS AND PLANNED SALES AT ITS RETAIL STORE IT OPENED IN MAY, 1999, AND IS FURTHER DEPENDENT ON THE TIMING AND EXTENT OF PROMOTIONAL AND MARKETING EFFORTS UNDERTAKEN BY THE COMPANY AS WELL AS THE TIMING AND EXTENT OF PRODUCT RECEIPTS AND SHIPMENTS, THE EFFICIENCY OF INFORMATION SYSTEMS DEVELOPED TO COLLECT, COMPILE AND EXECUTE CUSTOMER ORDERS, AND RETAILER AND CONSUMER DEMAND. DEALER ORDERS ARE PRINCIPALLY DEPENDENT ON THE AMOUNT, QUALITY AND MARKET ACCEPTANCE OF THE NEW PRODUCT INTRODUCTIONS AND RETAILER DEMAND. DEALER ORDER PATTERNS HAVE HISTORICALLY VARIED IN NUMBER, MIX AND TIMING, AND THERE CAN BE NO ASSURANCE THAT THE YEAR-TO-DATE ORDER TREND EXPERIENCE WILL CONTINUE. MOREOVER, THE COMPANY'S ORDER FORECASTING MODEL IS DEPENDENT ON ASSUMPTIONS CONCERNING RETAIL INVENTORY LEVELS, CONSUMER DEMAND, AND DEALER EXPECTATIONS WHICH ARE BASED ON STATISTICAL RESEARCH CONDUCTED FOR THE COMPANY THAT IS ASSUMED CORRECT AND REPRESENTATIVE OF MARKET CONDITIONS AS A WHOLE. THE COMPANY'S EXPECTATIONS REGARDING EARNINGS AND EARNINGS PER SHARE ARE BASED ON THE COMPANY'S SALES EXPECTATIONS AND ASSUMES IT WILL MAINTAIN ITS HISTORICAL OPERATING MARGIN. THE COMPANY'S OPERATING MARGIN MAY BE IMPACTED BY, AMONGST OTHER FACTORS, SHIFTS IN PRODUCT MIX, EXCHANGE RATE FLUCTUATIONS WITH COUNTRIES THE COMPANY IMPORTS FROM, CHANGES IN FREIGHT RATES AND CHANGES IN THE COMPANY'S HISTORICAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSE RATE.

IF NOT MENTIONED ABOVE, OTHER FACTORS, INCLUDING CONSUMER ACCEPTANCE OF NEW PRODUCTS; PRODUCT DEVELOPMENT EFFORTS; IDENTIFICATION AND RETENTION OF SCULPTING AND OTHER TALENT; COMPLETION OF THIRD PARTY PRODUCT MANUFACTURING AND SHIPMENT; DEALER REORDERS AND ORDER CANCELLATIONS; CONTROL OF OPERATING EXPENSES; CORPORATE CASH FLOW APPLICATION, INCLUDING SHARE REPURCHASES; FUNCTIONALITY OF INFORMATION, OPERATING AND DISTRIBUTION SYSTEMS; IDENTIFICATION, COMPLETION AND RESULTS OF ACQUISITIONS, INVESTMENTS, AND OTHER STRATEGIC BUSINESS INITIATIVES; GRANTS OF STOCK OPTIONS OR OTHER EQUITY EQUIVALENTS; ACTUAL OR DEEMED EXERCISES OF STOCK OPTIONS; AND INDUSTRY, GENERAL ECONOMIC, REGULATORY, TRANSPORTATION, AND INTERNATIONAL TRADE AND MONETARY CONDITIONS, CAN SIGNIFICANTLY IMPACT THE COMPANY'S SALES, EARNINGS AND EARNINGS PER SHARE. ACTUAL RESULTS MAY VARY MATERIALLY FROM FORWARD-LOOKING STATEMENTS AND THE ASSUMPTIONS ON WHICH THEY ARE BASED. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR PUBLISH IN THE FUTURE ANY FORWARD-LOOKING STATEMENTS.
                            # Financial Tables follow #

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                                DEPARTMENT 56, INC.
                       CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (IN THOUSANDS)
                                     UNAUDITED

                                                        ASSETS
                                                                                         July 3,                  January 2,
                                                                                         1999                      1999
                                                                                     -------------              ------------
CURRENT ASSETS
     Cash and cash equivalents                                                       $     3,515                 $   2,783
     Accounts receivable, net                                                            100,877                    26,170
     Inventories                                                                          26,035                    18,287
     Other current assets                                                                 13,565                     10,661
                                                                                    -------------               -----------
           Total current assets                                                          143,992                    57,901

PROPERTY AND EQUIPMENT, net                                                               22,204                    17,722
GOODWILL, TRADEMARKS AND OTHER, net                                                      155,528                   157,531
OTHER ASSETS                                                                               1,680                       129
                                                                                   --------------            --------------
                                                                                      $  323,404                 $ 233,283
                                                                                   ==============            ==============


                                         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Revolving line of credit                                                         $    79,000           $             -
     Accounts payable                                                                     10,950                    11,100
     Other current liabilities                                                            26,226                    17,525
                                                                                     ------------               -----------
           Total current liabilities                                                     116,176                    28,625

DEFERRED TAXES                                                                             5,923                     5,923
LONG-TERM DEBT                                                                            20,000                    20,000
STOCKHOLDERS' EQUITY                                                                     181,305                   178,735
                                                                                     ------------               -----------
                                                                                      $  323,404                 $ 233,283
                                                                                      ===========                ==========

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                              DEPARTMENT 56, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   UNAUDITED

                                                                 Quarter Ended                       26 Weeks        26 Weeks
                                                         -----------------------------                Ended           Ended
                                                            July 3,          July 4,                 July 3,          July 4,
                                                             1999              1998                    1999            1998
                                                         ------------      -----------            ------------      -----------
NET SALES                                                   $  82,721       $  69,920               $ 116,369       $ 118,947
COST OF SALES                                                  33,478          28,710                  47,230          49,304
                                                           -----------     -----------             -----------    ------------

Gross profit                                                   49,243          41,210                  69,139          69,643

Selling, general, and administrative expenses                  16,463          13,605                  28,951          25,234
Amortization of goodwill, trademarks and other                  1,270           1,258                   2,533           2,410
                                                          ------------      ------------        --------------    ------------
OPERATING INCOME                                               31,510          26,347                  37,655          41,999

Interest expense                                                1,397             970                   1,913           1,741
Other, net                                                       (109)            (26)                    126            (418)
                                                           -----------      ----------             -----------       ---------
INCOME BEFORE INCOME TAXES                                     30,222          25,403                  35,616          40,676

INCOME TAXES                                                   11,484          10,034                  13,534          16,067
                                                           -----------      ----------             -----------     -----------
NET INCOME                                                  $  18,738       $  15,369               $  22,082       $  24,609
                                                            ==========      ==========              ==========      ==========
NET INCOME PER SHARE                                          $  1.06          $  .81                  $ 1.24           $ 1.28
                                                              ========         =======                 =======          ======
NET INCOME PER SHARE ASSUMING DILUTION                        $  1.04          $  .80                  $ 1.22           $ 1.26
                                                              ========         =======                 =======          ======
OPERATING CASH FLOW (1)                                      $ 33,745        $  28,188               $ 41,745       $  45,914
                                                             =========       =========               =========      ==========

WEIGHTED AVERAGE SHARES
     OUTSTANDING - BASIC                                       17,710           18,962                 17,874          19,186
                                                              ========        ========                ========       =========

WEIGHTED AVERAGE SHARES
     OUTSTANDING - ASSUMING DILUTION                           17,949           19,298                 18,118          19,497
                                                              ========        ========                ========       =========

(1) Earnings before interest, income taxes, depreciation and amortization expenses.